Hard Creek Nickel Corporation
Condensed Consolidated Interim Financial Statements
Three and Six Months Ended June 30, 2016

Expressed in Canadian Dollars - Unaudited

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

“Mark Jarvis”

President and Chief Executive Officer

Hard Creek Nickel Corporation
Consolidated interim statements of financial position
Expressed in Canadian dollars - unaudited
		June 30,	December 31,
	Notes	2016	2015

ASSETS
Current assets
Cash		$157,570	$11,964
Receivables	4	16,386	19,916
Prepaid expenses		15,578	6,596
		189,534	38,476
Non-current assets
Reclamation deposits		187,900	187,900
Equipment	5	11,804	13,288
Exploration and evaluation assets	6	1	1
		199,705	201,189

TOTAL ASSETS		$389,239	$239,665

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	7	$15,975	$15,849

TOTAL LIABILITIES		15,975	15,849

EQUITY
Share capital	8	48,887,797	48,642,413
Share-based payment reserve	9	6,168,720	6,153,639
Deficit		(54,683,253)	(54,572,236)

TOTAL EQUITY		373,264	223,816

TOTAL LIABILITIES AND EQUITY		$389,239	$239,665

Nature and continuance of operations (Note 1)

APPROVED BY:

DIRECTOR	“MARK JARVIS”	DIRECTOR	“LYLE DAVIS”

See accompanying notes to the condensed consolidated interim financial statements	3

Hard Creek Nickel Corporation
Consolidated interim statements of comprehensive loss
Expressed in Canadian dollars - unaudited
		Three Months	Three Months	Six Months	Six Months
		Ended	Ended	Ended	Ended
		June 30,2016	June 30,2015	June 30,2016	June 30,2015
	Notes

Operating expenses
Amortization	5	$742	$969	$1,484	$1,938
Consulting		5,196	-	7,196	-
Exploration and evaluation assets		13,480	-	24,366	-
Investor relations		3,741	7,119	4,040	10,119
Legal and audit		1,678	4,726	5,214	5,280
Management fees	10	6,000	12,000	6,000	24,000
Office and general		25,967	33,162	48,531	57,689
Stock-based compensation		15,081	-	15,081	-
		71,885	57,976	111,912	99,026

Other items
Interest income		(895)	(1,169)	(895)	(3,024)
		(895)	(1,169)	(895)	(3,024)
Loss and comprehensive loss for the period		$70,990	$56,807	$111,017	$96,002
Loss per share – basic and diluted	8	$(0.00)	$(0.00)	$(0.00)	$(0.01)
Weighted average number of shares outstanding – basic and diluted	8	42,274,252	18,074,696	30,208,398	18,074,696

See accompanying notes to the condensed consolidated interim financial statements	4

Hard Creek Nickel Corporation
Consolidated interim statement of changes in equity
Expressed in Canadian dollars - unaudited
		Share capital

				Share-based
		Number		payment
	Notes	of shares	Amount	reserve	Deficit	Total
Balance at December 31, 2014		18,074,696	$48,642,413	$6,153,639	$(44,341,712)	$10,454,340

Comprehensive loss:
Comprehensive loss for the period		-	-	-	(39,795)	(39,795)
Balance at June 30, 2015		18,074,696	48,642,413	6,153,639	(44,381,507)	10,414,545

Balance at December 31, 2015		18,074,696	48,642,413	6,153,639	(54,572,236)	223,816
Private placement	8	25,000,000	245,384	-	-	245,384
Stock options granted		-	-	15,081	-	15,081

Comprehensive loss:
Comprehensive loss for the period		-	-	-	(111,017)	(111,017)
Balance at June 30, 2016		43,074,696	$48,887,797	$6,168,720	$(54,683,253)	$373,264

See accompanying notes to the condensed consolidated interim financial statements	5

Hard Creek Nickel Corporation
Consolidated interim statements of cash flows
Expressed in Canadian dollars - unaudited
	Three Months	Three Months	Six Months	Six Months
	Ended June 30,	Ended June 30,	Ended June 30,	Ended June 30,
	2016	2015	2016	2015

Operating activities
Loss for the period	$(70,990)	$(56,807)	$(111,017)	$(96,002)
Adjustments for:
Amortization	742	969	1,484	1,938
Interest income	(895)	(1,169)	(895)	(3,024)
Stock-based compensation	15,081	-	15,081	-
Changes in non-cash working capital items:
Receivables	(795)	(1,303)	3,530	(244)
Prepaid expense	(12,118)	(13,110)	(8,982)	(6,937)
Trade payables and accrued liabilities	(5,372)	16,359	126	3,573
Net cash flows from (used in) operating activities	(74,347)	(54,461)	(100,673)	(100,696)

Investing activities
Expenditures on exploration and evaluation assets	-	(19,491)	-	(38,251)
Reclamation deposit	-	150,000	-	150,000
Interest income	895	1,169	895	3,024
Net cash flows from (used in) investing activities	895	131,678	895	114,773

Financing activities
Proceeds on issuance of common shares - net of share issue costs	65,534	-	245,384	-
Net cash flows from (used in) financing activities	65,534	-	245,384	-
Increase (decrease) in cash	(7,918)	77,217	145,606	14,077
Cash, beginning	165,488	32,753	11,964	95,893

Cash, ending	$157,570	$109,970	$157,570	$109,970

See accompanying notes to the condensed consolidated interim financial statements	6

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian dollars - unaudited
For the six months ended June 30, 2016 and 2015

1.	Nature and continuance of operations

Hard Creek Nickel Corporation (the “Company”) was incorporated on January 17, 1983, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company’s common shares are listed for trading on the TSX Venture Exchange (“TSXV”) under the symbol “HNC”.

The head office, principal address and records office of the Company are located at 1090 West Georgia Street, Suite 1060, Vancouver, British Columbia, Canada, V6E 3V7. The Company’s registered address is 885 West Georgia Street, Suite 800, Vancouver, British Columbia, Canada, V6C 3H1.

These condensed consolidated interim financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at June 30, 2016 the Company had not advanced its mineral properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating costs over the next twelve months using existing cash, exercise of share purchase warrants and or private placement of common shares.

2.	Significant accounting policies and basis of preparation

These financial statements were authorized for issue on August 23, 2016 by the directors of the Company.

Statement of compliance with International Financial Reporting Standards

These condensed interim consolidated financial statements have been prepared in accordance with

International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) as applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These statements do not include all of the information and disclosures required by IFRS for annual financial statements.

Basis of preparation

The condensed consolidated interim financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The condensed consolidated interim financial statements are presented in Canadian dollars unless otherwise noted.

Consolidation

The condensed consolidated interim financial statements include the accounts of the Company and its wholly owned Canadian subsidiary, Canadian Metals Exploration Ltd.

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian dollars - unaudited
For the six months ended June 30, 2016 and 2015

2.	Significant accounting policies and basis of preparation (cont’d)

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of plant and equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, the recoverability and measurement of deferred tax assets, provisions for restoration and environmental obligations and contingent liabilities.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

-	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
-	the classification / allocation of expenditures as exploration and evaluation expenditures or operating expenses; and
-	the classification of financial instruments.

Exploration and evaluation expenditures

Costs incurred before the Company has obtained the legal rights to explore an area are expensed as incurred.

Exploration and evaluation expenditures include the costs of acquiring licenses and costs associated with exploration and evaluation activity. Option payments are considered acquisition costs provided that the Company has the intention of exercising the underlying option.

Property option agreements are exercisable entirely at the option of the optionee. Therefore, option payments (or recoveries) are recorded when payment is made (or received) and are not accrued.

The exploration and evaluation expenditures are currently expensed as incurred on the statement of comprehensive loss since the Company impaired the carrying value of the Turnagain project to $1. Should the market price of nickel recover to a level that shows the project having a positive economic valuation, the Company may choose to write up the value of the Turnagain project and capitalize any exploration expenditures.

Exploration and evaluation assets are tested for impairment if facts or circumstances indicate that impairment exists. Examples of such facts and circumstances are as follows:

-	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
-	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
-

exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian dollars - unaudited
For the six months ended June 30, 2016 and 2015

2.	Significant accounting policies and basis of preparation (cont’d)

Exploration and evaluation expenditures (cont’d)

-

sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

After technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the Company stops capitalizing expenditures for the applicable block of claims or geological area of interest and tests the asset for impairment. The capitalized balance, net of any impairment recognized, is then reclassified to either tangible or intangible mine development assets according to the nature of the asset.

Share-based payments

The Company operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payment reserve. The fair value of options is determined using the Black–Scholes option pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Financial instruments

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian dollars - unaudited
For the six months ended June 30, 2016 and 2015

2.	Significant accounting policies and basis of preparation (cont’d)

Financial instruments (cont’d)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets to the extent they are expected to be realized within 12 months after the end of the reporting period. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

The Company does not have any derivative financial assets and liabilities.

Impairment of assets

The carrying amount of the Company’s assets (which include plant and equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash- generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian dollars - unaudited
For the six months ended June 30, 2016 and 2015

2.	Significant accounting policies and basis of preparation (cont’d)

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Flow-through shares:

On the issuance of flow-through shares, any premium received in excess of the market price of the Company’s common shares is initially recorded as a liability (“flow-through tax liability”). Provided that the Company has renounced the related expenditures, or that there is a reasonable expectation that it will do so, the flow-through tax liability is reduced on a pro-rata basis as the expenditures are incurred. If such expenditures are capitalized, a deferred tax liability is recognized. To the extent that the Company has suitable unrecognized deductible temporary differences, an offsetting recovery of deferred income taxes would be recorded.

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the related asset along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian dollars - unaudited
For the six months ended June 30, 2016 and 2015

2.	Significant accounting policies and basis of preparation (cont’d)

Restoration and environmental obligations (cont’d)

Changes in the net present value, excluding changes in the Company’s estimates of restoration costs, are charged to the statement of comprehensive loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to the statement of comprehensive loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

At June 30, 2016 and December 31, 2015, the Company had no material restoration and environmental obligations.

Equipment

Plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statement of comprehensive loss.

Amortization is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The amortization rates applicable to each category of property, plant and equipment are as follows:

Class of equipment	Amortization rate
Motor vehicles	30% declining balance
Computer equipment	30% declining balance
Exploration and office equipment	20% declining balance

3.	Accounting standards issued but not yet effective

New standard IFRS 9 “Financial Instruments”

New standard IFRS 9 “Financial Instruments” is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact this new standard will have on its consolidated financial statements.

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian dollars - unaudited
For the six months ended June 30, 2016 and 2015

3.	Accounting standards issued but not yet effective (cont’d)

IFRS 16 “Leases” replaces IAS 17 “Leases” and the related interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting is not substantially changed. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that have adopted IFRS 15. The Company has not yet assessed the future impact of this new standard on its financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

4.	Receivables

	June 30,	December 31,
	2016	2015
Goods and Service sales tax	$1,511	$596
British Columbia mining tax credits	13,840	13,840
Other receivable	1,035	5,480
	$16,386	$19,916

5.	Equipment

			Exploration
	Motor	Computer	and office
	vehicles	equipment	equipment	Total
Cost:
At January 1, 2015	$30,230	$28,809	$61,984	$111,123
Additions	-	-	-	-
At December 31, 2015 and June
30, 2016	20,330	28,809	61,984	111,123

Depreciation:
At January 1, 2015	19,032	25,679	49,248	93,959
Charge for the year	390	940	2,546	3,876
At December 31, 2015	19,422	26,619	51,794	97,835
Charge for the period	136	330	1,018	1,484
At June 30, 2016	19,558	26,949	52,812	99,319

Net book value:
At December 31, 2015	$908	$2,190	$10,190	$13,288
At June 30, 2016	$772	$1,860	$9,172	$11,804

Amortization expense of $1,484 (June 30, 2015 - $1,938) was recorded in the condensed consolidated interim statements of comprehensive loss.

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian dollars - unaudited
For the six months ended June 30, 2016 and 2015

6.	Exploration and evaluation assets

The Company’s deferred exploration costs are as follows:

	Balance,		Balance,		Balance,
	December 31,	Change in year	December 31,	Change in year	June 30,
	2014	2015	2015	2016	2016

Mineral property interests	$179,500	$-	$179,500	$-	$179,500
Assays and testing	2,052,292	-	2,052,292	-	2,052,292
Claims renewal / staking	458,761	500	459,261	-	459,261
Drilling	12,488,967	-	12,488,967	-	12,488,967
Environmental studies	1,256,621	-	1,256,621	-	1,256,621
Exploration data management	917,422	-	917,422	-	917,422
First Nations	166,444	-	166,444	-	166,444
Geochemistry	111,066	-	111,066	-	111,066
Geological and engineering services	8,748,398	31,500	8,779,898	-	8,779,898
Geophysical services	743,515	-	743,515	-	743,515
Metallurgy	3,780,382	12,290	3,792,672	-	3,792,672
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,592,631	25,218	1,617,849	-	1,617,849
Transportation	2,604,358	191	2,604,549	-	2,604,549
Cost recovery	(56,480)	-	(56,480)	-	(56,480)
Property impairments	(22,951,102)	(10,055,858)	(33,006,960)	-	(33,006,960)
BC refundable mining tax credits	(2,181,563)	(13,840)	(2,195,403)	-	(2,195,403)
Federal non-refundable mining tax credits, net of valuation allowance	(61,185)	-	(61,185)	-	(61,185)
	$10,000,000	$(9,999,999)	$1	$-	$1

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian dollars - unaudited
For the six months ended June 30, 2016 and 2015

6.	Exploration and evaluation assets (cont’d)

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty (“NSR”). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.

During the six months ended June 30, 2016, the Company incurred costs totalling $24,366 (2015 - $38,251) on the Turnagain mineral claims.

7.	Trade payables and accrued liabilities

	June 30,	December 31,
	2016	2015
Trade payables	$15,975	$3,929
Accrued liabilities	-	11,920
	$15,975	$15,849

8.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At June 30, 2016 there were 43,074,696 issued and fully paid common shares (December 31, 2015 – 18,074,696).

In March 2016, the Company closed a private placement of 18,240,000 units at a price of $0.01 per unit for gross proceeds of $182,400. Each unit consists of one common share and one share purchase warrant exercisable into one common share at a price of $0.05 for a period of five years.

As part of the private placement, the Company paid $1,800 in finder’s fees and issued 180,000 in broker warrants with an expiry date of one year, the broker warrants had a fair value of $292.

In April 2016, the Company closed a private placement of 6,760,000 units at a price of $0.01 per unit for gross proceeds of $67,600. Each unit consists of one common share and one share purchase warrant exercisable into one common share at a price of $0.05 for a period of five years. As part of the private placement, the Company paid $2,066 in finder’s fees and issued 21,600 in broker warrants with an expiry date of one year.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the six months ended June 30, 2016 was based on the loss attributable to common shareholders of $111,017 (June 30, 2015 - $96,002) and the weighted average number of common shares outstanding of (June 30, 2015 – 18,074,696).

Diluted loss per share did not include the effect of 3,280,000 stock options and 26,888,293 warrants as the effect would be anti-dilutive.

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian dollars - unaudited
For the six months ended June 30, 2016 and 2015

8.	Share capital (cont’d)

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relations and technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

If no vesting schedule is specified at the time of grant, the options will vest 25% each anniversary of the date of grant.

On exercise, each option allows the holder to purchase one common share of the Company. The changes in options during the six months ended June 30, 2016 and year ended December 31, 2015 are as follows:

	Six months ended		Year ended
	June 30, 2016		December 31, 2015
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Options outstanding, beginning	469,400	$1.08	1,084,400	$1.40
Options granted	2,950,000	0.05	-	-
Options expired	(139,400)	2.44	(615,000)	1.32
Options outstanding, ending	3,280,000	$0.10	469,400	$1.08

Options exercisable, ending	1,067,500	$0.19	469,400	$1.08

Details of options outstanding as at June 30, 2016 are as follows:

Weighted average	Weighted average	Number of options
exercise price	contractual life	outstanding
$0.50	1.52 years	330,000
$0.05	5.00 years	2,950,000
$0.10	3.26 years	3,280,000

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian dollars - unaudited
For the six months ended June 30, 2016 and 2015

8.	Share capital (cont’d)

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company. The changes in warrants outstanding during the six months ended June 30, 2016 and year ended December 31, 2015 are as follows:

	Six months ended		Year ended
	June 30, 2016		December 31, 2015
		Average		Average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price
Warrants outstanding, beginning	2,105,360	$0.12	2,418,667	$0.40
Warrants issued	25,201,600	0.05	-	-
Warrants expired	(418,667)	0.40	(313,307)	0.40
Warrants outstanding, ending	26,888,293	$0.05	2,105,360	$0.12

At June 30, 2016 and December 31, 2015, all warrants outstanding were exercisable.

Details of warrants outstanding as at June 30, 2016 are as follows:

		Number of warrants
Exercise price	Contractual life	outstanding
$0.05	4.75 years	18,240,000
$0.05	4.78 years	6,760,000
$0.05	1.41 years	1,686,693
$0.05	0.75 years	180,000
$0.05	0.80 years	21,600
$0.05	2.88 years	26,888,293

9.	Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense, the intrinsic value of warrants associated with private placements and the fair value of agent’s warrants until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

The intrinsic value of the warrants is the difference between the market value of the stock when issued and the unit price of the private placement times the number of units issued.

10.	Related party transactions

	Six months ended
	June 30,	June 30,
	2016	2015
Consulting fees	$4,000	$-
Management fees	6,000	24,000
	$10,000	$24,000

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian dollars - unaudited
For the six months ended June 30, 2016 and 2015

11.	Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. All of the cash is deposited in bank accounts held with one major bank in Canada. Since all of the Company’s cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to risk is on its other receivables. This risk is minimal as receivables consist primarily of refundable government taxes

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The

Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at June 30, 2016:

	Within one	Between one
	year	and five	More than
		years	five years
Trade payables and accrued liabilities	$15,975	$-	$-

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not have any direct exposure to foreign exchange risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any significant interest rate risk.

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian dollars - unaudited
For the six months ended June 30, 2016 and 2015

11.	Financial instruments and financial risk management (cont'd)

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	June 30,	December 31,
	2016	2015
Cash	$157,570	$11,964
Loans and receivables:
Reclamation deposits	187,900	337,900
	$345,470	$349,864

Financial liabilities included in the statement of financial position are as follows:

	June 30,	December 31,
	2016	2015
Non-derivative financial liabilities:
Trade payables and accrued liabilities	$15,975	$15,849

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The following is an analysis of the Company’s financial assets measured at fair value as at June 30, 2016 and December 31, 2015:

	As at June 30, 2016
	Level 1	Level 2	Level 3
Cash	$157,570	$-	$-

	As at December 31, 2015
	Level 1	Level 2	Level 3
Cash	$11,964	$-	$-

12.	Capital management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support the exploration and development of its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of equity and debt obligations, net of cash.

There were no changes in the Company's approach to capital management during the six months ended June 30, 2016 and no restrictions.

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
Expressed in Canadian dollars - unaudited
For the six months ended June 30, 2016 and 2015

13.	Segmented information

Operating segments

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

Geographic segments

All of the Company's assets are located in Canada.